UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LUXOTTICA GROUP S.p.A.

(Exact name of registrant as specified in its charter)

Republic of Italy	1-10421	98-0231958
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Via C. Cantù 2, Milan, Italy	20123
(Address of principal executive offices)	(Zip Code)

Michael A. Boxer, Esq.

Executive Vice President and Group General Counsel

12 Harbor Park Drive

Port Washington, NY  11050

Tel: (516) 484-3800

Fax:  (516) 706-4012

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

Luxottica Group S.p.A. ( the “Group” or “Luxottica”) is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                           CONFLICT MINERALS DISCLOSURE AND REPORT

Luxottica has manufactured and contracted to manufacture products as to which certain Designated Minerals (as defined below) are necessary to the functionality or production of such products.  After exercising reasonable due diligence as required by Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Luxottica was unable to determine whether the tin, tantalum, tungsten and/or gold (“Designated Minerals”) used in one or more of its products where such Designated Minerals are necessary to such product(s) functionality or production originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo.

A copy of this Form SD and the accompanying Conflict Minerals Report may be found publicly on our internet website at: www.luxottica.com/en/company/our-way/our-way-doing-business/conflict minerals sourcing. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02                                           EXHIBIT.

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as an exhibit to this Form SD.

Section 2 — EXHIBITS

Item 2.01                                           EXHIBITS

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LUXOTTICA GROUP S.p.A. (Registrant)

By:	/s/ ENRICO CAVATORTA
Enrico Cavatorta Chief Financial Officer

Dated: May 29, 2014

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